September 4, 2007
Jeffrey Gordon
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Re:	Exterran Energy Solutions, L.P. Form 8-K Item 4.01 filed August 24, 2007 File No. 1-31934
Dear Mr. Gordon:
     We are responding to the staff’s comment letter dated August 27, 2007 with respect to the above-referenced filing. To assist in the staff’s review, the full text of the staff’s comment precedes our response to the comment. Additionally, Exterran Energy Solutions, L.P. (the “Company”) acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
1.	We note you have filed an Item 4.01 Form 8-K that discusses the change of accountant for Hanover Compressor Company and Exterran Energy Solutions, L.P. Please amend and file an Item 4.01 Form 8-K to separately discuss the change of accountant for each company. Ensure that your disclosures meet the requirements set forth in Item 304 of Regulation S-K. Also, please obtain and file an updated Exhibit 16 letter, for each company, from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.
Response:
The Company will amend and file a separate Form 8-K/A, which will separately discuss the change of the Company’s accountant, and an updated Exhibit 16 letter from the former accountant.

Please contact Kenneth Bickett with any further questions or comments.

Very truly yours, /s/ Donald C. Wayne Donald C. Wayne Senior Vice President, General Counsel and Secretary

Cc:	Kenneth R. Bickett

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